OMB APPROVAL
OMB Number:	3235-0145
Expires:	January 31, 2006
Estimated average burden
hours per response	15

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

The Peoples BancTrust Company, Inc.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

709796  10  6

(CUSIP Number)

Edwin H. Yeo, III

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 956-2234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (1-06)

Item 1: Security and Issuer

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D filed on November 30, 2006, Amendment Nos. 1 and 2 filed on December 15, 2006 and Amendment No. 3 filed on April 23,2007 with the Securities and Exchange Commission by Endurance Capital, Endurance Partners, and Edwin H. Yeo, III.

This Amendment relates to the Common Stock, par value $.10, the (“Common Stock”) issued by The Peoples BancTrust Company, Inc. (the “Issuer”). The principal executive offices of the Issuer is 310 Broad Street, Selma, Alabama, 36701.

Item 4: Purpose of Transaction

On May 21, 2007, the Reporting Persons executed a letter in support of the Issuer’s proposed Agreement and Plan of Merger between the Issuer and BancTrust Financial Group, Inc. of Mobile, Alabama. The letter was executed by the Reporting Persons in the form attached to this Statement as Exhibit 99.1. Exhibit 99.1 is incorporated by reference into this Item 4.

SIGNATURE

May 23, 2007
(Date)

Endurance Capital Investors, L.P.

By:	Endurance Partners, LLC, its General Partner

By:	/s/ Edwin H. Yeo, III
Edwin H. Yeo, III, its Managing Member

Endurance Partners, LLC

By:	/s/ Edwin H. Yeo, III
Edwin H. Yeo, III, its Managing Member

/s/ Edwin H. Yeo, III
Edwin H. Yeo, III

Exhibits

99.1	Form of Letter to BancTrust Financial Group, Inc. dated May 21, 2007